UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-28970

COLT TELECOM GROUP plc
(Exact name of registrant as specified in its charter)

Beaufort House, 15 St. Botolph Street, London EC3A 7QN, England
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

2% Senior Convertible Notes due 2005
(Title of each class of securities covered by this Form)

American Depositary Shares, representing the right to receive four Ordinary Shares, nominal value 2.5p each
Ordinary Shares, nominal value 2.5p each
Warrants to purchase Ordinary Shares, nominal value 2.5p each
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) |X| Rule 12g-4(a)(1)(ii) |_| Rule 12g-4(a)(2)(i) |_| Rule 12g-4(a)(2)(ii) |_|	Rule 12h-3(b)(1)(i) |X| Rule 12h-3(b)(1)(ii) |_| Rule 12h-3(b)(2)(i) |_| Rule 12h-3(b)(2)(ii) |_| Rule 15d-6 |_|

        Approximate number of holders of record as of the certification or notice date: 0

        Pursuant to the requirements of the Securities Exchange Act of 1934, COLT Telecom Group plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 12/13/04	By: /s/ Antony Bates